Exhibit 99.3      Press Release


PRESS RELEASE                           For More Information Contact:
April 17, 2002                          David M. Bradley, President
                                        North Central Bancshares, Inc.
                                        825 Central Avenue
                                        Fort Dodge, Iowa 50501
                                        515-576-7531

            NORTH CENTRAL BANCSHARES, INC. ANNOUNCES RECORD EARNINGS
                            FOR FIRST QUARTER OF 2002

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company") (Nasdaq:
FFFD), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned a record $0.71 diluted earnings per share for the quarter ended March 31, 2002, compared to diluted earnings per share of $0.51 for the quarter ended March 31, 2001, an increase in diluted earnings per share of 39.2%. In dollars, the Company's net income was $1.2 million for the quarter ended March 31, 2002, as compared to $981,000 for the quarter ended March 31, 2001, an increase of 25.4%.

Total assets at March 31, 2002 were $398.8 million as compared to $379.4 million at December 31, 2001. The increase in assets resulted primarily from an increase in loans, offset by a decrease in securities available-for-sale. Loans increased by $24.4 million, or 7.9%, to $332.4 million at March 31, 2002 from $308.0 million at December 31, 2001. At March 31, 2002, net loans consisted of $155.9 million of one-to-four family loans, $73.5 million of multifamily real estate loans, $52.6 million of commercial real estate loans and $50.5 million of consumer loans. The increase in loans was primarily due to the purchases of $36.3 million of multifamily and commercial real estate loans. Securities available-for-sale decreased $5.3 million, or 16.9%, from $31.4 million at December 31, 2001 to $26.1 million at March 31, 2002. The decrease in securities available-for-sale was primarily due to calls and maturities.

Deposits increased $3.3 million, or 1.2%, to $272.1 million at March 31, 2002 from $268.8 million at December 31, 2001. Other borrowed funds increased $16.2 million, or 22.7%, to $87.6 million at March 31, 2002 from $71.4 million at December 31, 2001. The increase in the deposits and borrowed funds were used in part to fund asset growth.

Nonperforming assets were 0.39% of total assets as of March 31, 2002 compared to 0.36% of total assets as of December 31, 2001. The allowance for loan losses was $3.0 million, or 0.91% of total loans, at March 31, 2002, compared to $2.9 million, or 0.92% of total loans, at December 31, 2001.

The net interest spread of 2.98% for the quarter ended March 31, 2002 represented an increase from the net interest spread of 2.47% for the quarter ended March 31, 2001. The net interest margin of 3.31% for the quarter ended March 31, 2002 represented an increase from the net interest margin of 2.89% for the quarter ended March 31, 2001. Net interest income for the quarter ended March 31, 2002 was $3.0 million, compared to net interest income of $2.7 million for the quarter ended March 31, 2001.

                                     - MORE-

The Company's provision for loan losses was $180,000 and $30,000 for the quarters ended March 31, 2002 and 2001, respectively. The increase in the provision for loan losses was due primarily to the increase in the loan portfolio. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $36.1 million at March 31, 2002, compared to $35.9 million at December 31, 2001. Stockholders' equity increased by $140,000 primarily due to earnings, offset in part by stock repurchases and declared dividends. Book value, or stockholders' equity per share, at March 31, 2002 was $21.68 compared to $21.12 at December 31, 2001. The ratio of stockholders' equity to total assets was 9.0% at March 31, 2002, as compared to 9.5% at December 31, 2001.

All stockholders of record on March 15, 2002, received a quarterly cash dividend of $0.18 per share on April 8, 2002. In addition, on February 21, 2002, the Company commenced a new stock repurchase program for 100,000 shares, of which 73,700 shares remain to be repurchased. The Company has 1,666,080 shares of common stock currently outstanding.

During the quarter ended March 31, 2002, the Company repurchased a total of 37,000 shares or approximately 2.2% of its outstanding shares of common stock at prevailing market prices averaging $22.72 per share. Since its formation in 1996, the Company has invested a total of $40.9 million in the repurchase of 2,400,767 shares of its outstanding stock.

The Bank recently received approval from the Iowa Finance Authority to construct a 23-unit low-income housing tax credit apartment building for the elderly in Fort Dodge, Iowa. Construction will begin during the second quarter of 2002 and we anticipate that the project will be completed in the first quarter of 2003. Total cost of the project is expected to be $1.8 million.

North Central Bancshares, Inc. serves north central and southeastern Iowa at nine full service locations in Fort Dodge, Nevada, Ames, Perry, Ankeny, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank recently opened a branch office in Ankeny, Iowa in leased space. Construction is expected to begin in the second quarter of 2002 on a new 5,000 square foot facility. The Bank's Ankeny office will relocate to this new office when completed, sometime during the first quarter of 2003.

The Bank's deposits are insured by the Federal Deposit Insurance Corporation under the full extent permitted by law. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

Statements contained in this news release, which are not historical facts, contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risk and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. The Company or the Bank does not undertake to update any forward looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

For more information contact: David M. Bradley, President and Chief Executive Officer, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Unaudited)

(Dollars in Thousands, except per share and share data)    March 31, 2002     December 31, 2001
                                                           --------------     -----------------
Assets
   Cash and cash equivalents                                 $   19,060          $   19,909
   Securities available for sale                                 26,074              31,366
   Loans (net of allowance of loan loss of $3,041
     and $2,883, respectively)                                  332,390             307,981
   Goodwill                                                       4,971               4,971
   Other assets                                                  16,268              15,148
                                                             ----------          ----------
     Total Assets                                            $  398,763          $  379,375
                                                             ==========          ==========
Liabilities
   Deposits                                                  $  272,088          $  268,814
   Other borrowed funds                                          87,630              71,413
   Other liabilities                                              2,992               3,235
                                                             ----------          -----------
      Total Liabilities                                         362,710             343,462
Stockholders' Equity                                             36,053              35,913
                                                             ----------          ----------

   Total Liabilities and Stockholders' Equity                $  398,763          $  379,375
                                                             ==========          ==========
Stockholders' equity to total assets                               9.04%               9.47%
                                                             ==========          ==========
Book value per share                                         $    21.68          $    21.12
                                                             ==========          ===========
Total shares outstanding                                      1,663,280            1,700,280
                                                             ==========          ===========

Condensed Consolidated Statements of Income
(Unudited)
(Dollars in Thousands, except per share data)

                                                                For the Three Months
                                                                   Ended March 31,
                                                              2002              2001
                                                             ------            ------

Interest income                                              $6,531            $7,040
Interest expense                                              3,493             4,381
                                                             ------            ------
   Net interest income                                        3,038             2,659
Provision for loan loss                                         180                30
                                                             ------            ------
   Net interest income after provision for loan loss          2,858             2,629
Noninterest income                                            1,315             1,039
Noninterest expense                                           2,366             2,174
                                                             ------            ------
   Income before income taxes                                 1,807             1,494
Income taxes                                                    576               513
                                                             ------            ------
   Net income                                                $1,231            $  981
                                                             ======            ======

Basic earnings per share                                     $ 0.75            $ 0.53
                                                             ======            ======

Diluted earnings per share                                   $ 0.71            $ 0.51
                                                             ======            ======

Selected Financial Ratios

                                                                For the Three Months
                                                                   Ended March 31,

                                                              2002                 2001
                                                             ------               ------
Performance ratios
   Net interest spread                                        2.98%                2.47%
   Net interest margin                                        3.31%                2.89%
   Return on average assets                                   1.27%                1.01%
   Return on average equity                                  13.56%               10.65%
   Efficiency ratio (noninterest expense divided by
     the  sum of net interest income before provision
     for  loan losses plus noninterest income)               54.35%               58.79%